Integrity Managed Portfolios
1 Main Street North
Minot, North Dakota 58703

Integrity Funds Distributor, LLC
1 Main Street North
Minot, North Dakota 58703

July 26, 2012

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Vincent DiStefano, Esq.

Re:	Integrity Managed Portfolios
Registration Statement on Form N-14
File No. 333-181306

Ladies and Gentlemen:

The undersigned, Integrity Managed Portfolios (the "Registrant") and Integrity Funds Distributor, LLC, pursuant to the provisions of Rule 461 of the General Rules and Regulations (the "General Rules") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, hereby respectfully request that the Commission grant acceleration of the effectiveness of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 referenced above so that it will become effective on July 27, 2012 or as soon thereafter as practicable.

We appreciate your consideration of this request. Please call Suzanne Russell of Chapman and Cutler LLP at (312) 845-3446 with any comments or questions concerning this request.

Very truly yours,

Integrity Managed Portfolios

By: /s/ Shannon D. Radke
Shannon D. Radke
President

Integrity Funds Distributor, LLC

By: /s/ Shannon D. Radke
Shannon D. Radke
President